UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Final Amendment)*

The Mills Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

601148109

(CUSIP Number)

James M. Barkley, Esq.
Simon Property Group, Inc.
225 W. Washington Street
Indianapolis, IN  46204

with copies to:

Arthur Fleischer, Jr., Esq.
Peter S. Golden, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 3, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 601148109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Simon Property Group, Inc. 04-6268599
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)     (a) [   ]

(b) [X ]**

**           The reporting person may be deemed to be part of a group with
Farallon Capital Management, L.L.C. and certain funds it manages
(“Farallon”).

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 100% of Shares[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 100% of Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100% of Shares[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)           As a result of the consummation of the Merger referred to in Item 4, the Reporting Person may be deemed to share beneficial ownership of all of the outstanding Shares of the Company. Under the terms of the Merger, the number of Shares outstanding immediately after the Merger is significantly less than when there were publicly traded Shares and is not related to the number of Shares prior to the Merger. Accordingly, inclusion of numbers of Shares would not be meaningful.

13D

CUSIP No. 601148109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Simon Property Group, L.P. 34-1755769
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)     (a) [   ]

(b) [X]**

**           The reporting person may be deemed to be part of a group with
Farallon Capital Management, L.L.C. and certain funds it manages
(“Farallon”).

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -100% of Shares-[2]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -100% of Shares-[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -100% of Shares-[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% [2]
14	TYPE OF REPORTING PERSON (See Instructions) PN

(2)           As a result of the consummation of the Merger referred to in Item 4, the Reporting Person may be deemed to share beneficial ownership of all of the outstanding Shares of the Company. Under the terms of the Merger, the number of Shares outstanding immediately after the Merger is significantly less than when there were publicly traded Shares and is not related to the number of Shares prior to the Merger. Accordingly, inclusion of numbers of Shares would not be meaningful.

This Amendment No. 3 to Schedule 13D amends the Schedule 13D initially filed on February 21, 2007 (collectively, with all amendments thereto, the “Schedule 13D”) by Simon Property Group, Inc. and Simon Property Group, L.P. (the “Reporting Persons”) with respect to the shares of common stock, par value $0.01 per share, of The Mills Corporation.  Capitalized terms used and not otherwise defined in this Amendment shall have the meanings given to them in the initial Schedule 13D.

As previously reported, the Reporting Persons may be deemed to have become members of a group with the Farallon Funds with respect to the shares of common stock, par value $0.01 (the “Shares”), of The Mills Corporation (the “Company”) beneficially owned by the Reporting Persons.  In addition, by virtue of the transactions and agreements reported in this Amendment, the Reporting Persons may be deemed to have beneficial ownership of Shares held by SPG-FCM Ventures, LLC (the “Parent”), a Delaware limited liability company formed by Simon Operating Partnership and the Farallon Funds, and SPG-FCM Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Parent (the “Subsidiary”). This Amendment constitutes a separate filing on Schedule 13D by the Reporting Persons in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange  Act”). The Farallon Funds and Parent are responsible solely for the information contained in their filings on Schedule 13D or Schedule TO, as applicable.  See Items 4 and 5 for additional  information regarding Shares which the Farallon Funds, Parent and Subsidiary may be deemed to beneficially own.

Item 4.   Purpose of Transaction

Item 4 of the Schedule 13D is amended and updated by adding the following:

On March 29, 2007, Subsidiary notified the Company of its exercise of its option from the Company granted at the time of the execution of the Merger Agreement to purchase an additional 22,000,000 shares of common stock of the Company in order to result in ownership of record of over 90% of the outstanding shares of common stock (after giving effect to the option exercise) prior to the physical delivery of shares of common stock tendered pursuant to guaranteed delivery procedures. This transaction closed on Friday, March 30, 2007.

On April 3, 2007, the acquisition of the Company by Parent was completed by means of the Merger.  In the Merger, all outstanding shares of common stock of the Company (other than shares held by the Company, Parent or any subsidiary of Parent and shares as to which appraisal rights are perfected under Delaware law) were converted into the right to receive the same $25.25 in cash per share as was paid in the Offer, without interest.

As a result of the Merger, Parent has control of the Company and has indirect control of The Mills Limited Partnership.

Item 5.   Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is amended by adding the following:

(a)      As a result of the Merger, Simon Property and Simon Operating Partnership may be deemed to beneficially own all outstanding Shares.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2007

SIMON PROPERTY GROUP, INC.

By:	/s/ Stephen E. Sterrett
	Name:	Stephen E. Sterrett
	Title:	Executive Vice President and Chief Financial Officer

SIMON PROPERTY GROUP, L.P.
	By:	Simon Property Group, Inc.
its General Partner

By:	/s/ Stephen E. Sterrett
	Name:	Stephen E. Sterrett
	Title:	Executive Vice President and Chief Financial Officer